Exhibit 99.7

NICE Actimize Recognized as a 2016 Top 10
Banking Analytics Solution Provider by Banking CIO Outlook

NICE Actimize showcased for excellence in delivering innovative solutions addressing fraud and cybercrime

NEW YORK – March 22, 2016 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance software for the financial services industry, has been included in Banking CIO Outlook Magazine’s 2016 list of the “Top 10 Banking Analytics Solution Providers”.  The companies selected for the Top 10 list were chosen for their ability to develop innovative analytics technologies and methodologies that improve the way financial institutions do business.

The Banking CIO Outlook 2016 Top10 list was determined by a panel of banking industry experts and members of its editorial board after evaluation across a range of elements, including the ability to develop innovative technologies and methodologies while providing outstanding customer service.

“CIOs are leveraging Big Data and analytics solutions to govern, organize, and manage data flow. These practices help banks gain valuable insights and capture fraudsters,” noted James Robertson, Managing Editor of Banking CIO Outlook. “We showcased NICE Actimize because it continues to break new ground with its excellence in delivering innovative solutions addressing fraud and cybercrime, thereby benefiting its global network of financial institution customers.”

“NICE Actimize is honored to be recognized by Banking CIO Review’s editorial board for our leadership in fraud and cybercrime technology and analytics,” said Erez Zohar, Vice President & General Manager, Fraud & Cybercrime Management Solutions, NICE Actimize. “We help financial institutions protect their customers by applying advanced behavior anomaly analytics that connect the dots between fraud and cybercrime data for a holistic view of threats.”

Explained Zohar, “NICE Actimize provides field-tested fraud detection models along with open analytics technology that allows financial institutions to easily design their own detection logic to stay ahead of emerging threats. Our analytics solutions produce real-time actionable risk scores, which keep the fraudsters out of the system while providing customers simple access.”

NICE Actimize is an enterprise fraud market leader in the number of digital banking customers and transactions it guards within the United States, protecting more than 150 million U.S. digital banking customers across the top five U.S. banks.

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About Banking CIO Outlook
Banking CIO Outlook is a magazine published from Fremont, California, that helps professionals access information regarding the trends, opinions and relevant discussions pertaining to challenges faced by the Banking Industry. Through nominations and consultations with industry leaders, its editors choose the best in the banking domain. Banking CIO Outlook’s February Edition is an annual listing of Top 10 Banking Analytics Solution Providers. For more info: http://www.bankingciooutlook.com/

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Zohar, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.